INVESTORS BANCORP, INC.

                     101 JFK Parkway, Short Hills, NJ 07078
                                 (800) 252-8119
                                  www.isbnj.com



March 2, 2007


Mr. John P. Nolan
Accounting Branch Chief
Division of Corporate Finance
Unites States Securities and
Exchange Commission
Washington D.C. 20549

Re:Investors Bancorp, Inc.
Form 10-K for Fiscal Year ended June 30, 2006
Filed September 15, 2006
File No. 000-51557

Dear Mr. Nolan:

Thank you for your letter dated February 12, 2007. We are currently in the process of preparing a response and intend to provide it to you by March 19, 2007. Unfortunately, your letter did not arrive in our office until March 1, 2007. Immediately upon receipt of your letter, I contacted Ed Adames to explain the delay in receipt of the comment letter.

We appreciate your cooperation. Please feel free to contact me at (973) 924-5105 if you have any questions.

Sincerely,




/s/ Dominick A. Cama
-------------------------------
Domenick A. Cama
Executive Vice President and Chief Financial Officer

cc: Mr. Edwin Adames, Senior Staff Accountant